SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                         ________________________


                               SCHEDULE 13G

          Information Statement pursuant to Rules 13d-1 and 13d-2
                 Under the Securities Exchange Act of 1934

                            (Amendment No.   )


              Vista Medical Technologies, Inc.
_________________________________________________________________
                             (Name of Issuer)


                  Common Stock, $.01 par value
_________________________________________________________________
                      (Title of Class of Securities)



                          0009283691
_________________________________________________________________
                              (CUSIP Number)













                         ________________________

CUSIP No. 0009283691                                      Page 2 of 7 Pages

_________________________________________________________________
1)   Name of Reporting Person                 Biotechnology
     S.S. or I.R.S. Identification            Investments
     No. of Above Person                      Limited
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Citizenship or Place                     Guernsey,
     of Organization                          Channel Islands
_________________________________________________________________
Number of                5)   Sole Voting    926,736 shares of
Shares Beneficially           Power          Common Stock, $.01
Owned by Each                                par value ("Common
Reporting Person                             Stock")
                         ________________________________________
                         6)   Shared Voting
                              Power               -0-
                         ________________________________________
                         7)   Sole Disposi-  926,736 shares of
                              tive Power     Common Stock
                         ________________________________________
                         8)   Shared Dis-
                              positive Power       -0-
                         ________________________________________

9)   Aggregate Amount Beneficially           926,736 shares of
     Owned by Each Reporting Person          Common Stock
_________________________________________________________________

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
_________________________________________________________________
11)  Percent of Class
     Represented by                          6.9%
     Amount in Row (9)
_________________________________________________________________
12)  Type of Reporting
     Person                                  CO

CUSIP No. 0009283691                                      Page 3 of 7 Pages

                               Schedule 13G
                               ____________

Item 1(a) -    Name of Issuer:  Vista Medical Technologies, Inc.

Item 1(b) -    Address of Issuer's Principal Executive Offices:

               5451 Avenida Encinas, Suite A
               Carlsbad, CA  92008

Item 2(a) -    Name of Person Filing:

               This statement is being filed on behalf of Biotechnology Investments Limited ("BIL" or the "Reporting Person"). BIL is a Guernsey, Channel Islands corporation.

Item 2(b) -    Address of Principal Business Office:

               P.O. Box 58
               St. Julian's Court
               St. Peter Port
               Guernsey, Channel Islands  GYI 3BP

Item 2(c) -    Place of Organization:

               Guernsey, Channel Islands

Item 2(d) -    Title of Class of Securities:

               Common Stock, $.01 par value ("Common Stock")

Item 2(e) -    CUSIP Number:  0009283691

Item 3 -       Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

               Not applicable.

Item 4 -       Ownership.

          (a)  Amount Beneficially Owned:

               926,736 shares of Common Stock

          (b)  Percent of Class:

               6.9%

CUSIP No. 0009283691                                      Page 4 of 7 Pages


          (c)  Number of shares as to which such person has:

               (i)       sole power to vote or to direct the vote:  926,736
                         shares

               (ii)      shared power to vote or to direct the vote:  -0-

               (iii) sole power to dispose or to direct the disposition of: 926,736 shares

               (iv) shared power to dispose or to direct the disposition of: -0-

Item 5 -       Ownership of Five Percent or Less of a Class:

               Not applicable.

Item 6 -       Ownership of More than Five Percent on Behalf of Another
               Person:

               Not applicable.

Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
               Company:

               Not applicable.

Item 8 -       Identification and Classification of Members of the Group:

               Not applicable.

Item 9 -       Notice of Dissolution of Group:

               Not applicable.

Item 10 -      Certification:

               Not applicable.

CUSIP No. 0009283691                                      Page 5 of 7 Pages


Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              BIOTECHNOLOGY INVESTMENTS LIMITED
                              By:  Old Court Limited


                              By /s/ Kathleen K. Schoemaker
                                _______________________________
                                  Attorney-in-Fact


Date: February 2, 1998

CUSIP No. 0009283691                                      Page 6 of 7 Pages

                             OLD COURT LIMITED
         P.O. Box 58, St. Julian's Court, St. Peter Port,
                Guernsey, Channel Islands GYI 3BP

Our Ref: PF/domain/POA224

 28  January 1998
____

Domain Associates
One Palmer Square
Princeton, New Jersey  08542
USA

Dear Sirs

BIOTECHNOLOGY INVESTMENTS LIMITED

We, Old Court Limited hereby authorise you to execute on behalf of Old Court Limited a Schedule 13G to be filed with the Securities and Exchange Commission regarding Biotechnology Investments Limited's holdings of Vista Medical Technologies, Inc.

Yours very truly
per pro Old Court Limited

/s/ J.J. Nicolle                        /s/ S.E. Shaw
______________________                  ___________________
J.J. Nicolle, Director                  S.E. Shaw, Director

We confirm that we have authorised Old Court Limited to grant the above Power of Attorney.

Yours very truly
per pro Biotechnology Investments Limited

/s/ P.A.S. Firth
__________________________________
P.A.S. Firth, Authorised Signatory

CUSIP No. 0009283691                                      Page 7 of 7 Pages


                             OLD COURT LIMITED
         P.O. Box 58, St. Julian's Court, St. Peter Port,
                Guernsey, Channel Islands GYI 3BP

Our Ref: PF/domain/POA79

 28  January 1998
____

Domain Associates
One Palmer Square
Princeton, New Jersey  08542
USA

Dear Sirs

BIOTECHNOLOGY INVESTMENTS LIMITED

We, NM Rothschild & Sons (C.I.) Limited hereby authorise you to execute on behalf of NM Rothschild & Sons (C.I.) Limited a Schedule 13G to be filed with the Securities and Exchange Commission regarding Biotechnology Investments Limited's holdings of Vista Medical Technologies, Inc.

Yours very truly
per pro NM Rothschild & Sons (C.I.) Limited

/s/ J.J. Nicolle                        /s/ A.J. Gallienne
____________________                    ____________________
J.J. Nicolle                            A.J. Gallienne
Authorised Signatory                    Authorised Signatory

We confirm that we have authorised N.M Rothschild & Sons (C.I.) Limited to grant the above Power of Attorney.

Yours very truly
per pro Biotechnology Investments Limited

/s/ P.A.S. Firth
__________________________________
P.A.S. Firth, Authorised Signatory